Exhibit 12

Statement of Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended March 31,
	2008	2007
	(000’s)	(000’s)
Earnings:
Loss from continuing operations	$(1,393)	$(4,966)
Additions:
Income tax recovery	(825)	(515)
Minority interest in income of consolidated subsidiaries	2,094	4,291
Fixed charges, as shown below	5,324	3,977
Distributions received from equity-method investees	—	—
	6,593	7,753
Subtractions:
Equity in income (loss) of investees	140	(50)
Minority interest in earnings of consolidated subsidiaries that have not incurred fixed charges	—	—
	140	(50)

Earnings as adjusted	$5,060	$2,837
Fixed charges:
Interest on indebtedness, expensed or capitalized	3,543	2,072
Amortization of debt discount and expense and premium on indebtedness, expensed or capitalized	346	578
Interest within rent expense	1,435	1,327
Total fixed charges	$5,324	$3,977
Ratio of earnings to fixed charges	N/A	N/A
Dollar amount deficiency	$264	$1,140